SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 3)1/

                       Triangle Pharmaceuticals, Inc.

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                              (Name of Issuer)
                  Common Stock, par value $0.001 per share

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                       (Title of Class of Securities)
                                89589H 10 4

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                               (CUSIP Number)

Jose M. de Lasa                             with a copy to:
Senior Vice President, Secretary            James T. Lidbury
and General Counsel                         Mayer, Brown & Platt
Abbott Laboratories                         190 South LaSalle Street
100 Abbott Park Road                        Chicago, Illinois 60603
Abbott Park, Illinois 60064-6049            (312) 782-0600
(847) 937-6100
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               (Name, Address and Telephone Number of Persons
             Authorized to Receive Notices and Communications)

                               March 1, 2001
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          (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                       (Continued on following pages)
                       (Page 1 of 4 Pages)
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1       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 89589H 10 4                                  13D
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     Abbott Laboratories (# 36-0698440)
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) (_)
                                                                  (b) (_)
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3        SEC USE ONLY

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4        SOURCE OF FUNDS
         WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                (_)
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
                      Illinois
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                      7        SOLE VOTING POWER
                               7,942,244 shares of Common Stock
NUMBER OF             ----------------------------------------------------------
SHARES                8        SHARED VOTING POWER
BENEFICIALLY                   0
OWNED BY              ----------------------------------------------------------
EACH                  9        SOLE DISPOSITIVE POWER
REPORTING                      7,942,244 shares of Common Stock
PERSON               -----------------------------------------------------------
WITH                  10       SHARED DISPOSITIVE POWER
                               0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          7,942,244 shares of Common Stock

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   (_)
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           17.1%

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14       TYPE OF REPORTING PERSON
                     CO

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                                                               Page 2 of 4

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     This Amendment No. 3 amends the Schedule 13D filed by Abbott
Laboratories, an Illinois corporation, on June 11, 1999, as amended by Amendment No.1 to Schedule 13D filed on August 10, 1999 and Amendment No. 2 to
Schedule 13D filed on February 16, 2001 (the "Original Schedule 13D"). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings assigned to those terms in the Original Schedule 13D.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate purchase price for the 1,300,000 shares of Common Stock purchased by Abbott as described herein was $7,800,000. The source of the funds required to purchase the shares was the working capital of Abbott.

ITEM 4.         PURPOSE OF THE TRANSACTION

     As previously disclosed, pursuant to the Purchase Agreement dated as of January 30, 2001 between the Issuer and Abbott, Abbott agreed to purchase 1,300,000 shares of Common Stock at a purchase price of $7,800,000. On March 1, 2001, Abbott and the Issuer consummated the transactions contemplated by the Purchase Agreement, including the purchase by Abbott of 1,300,000 shares of Common Stock.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER

     (a) Abbott is the beneficial owner of all 7,942,244 shares of Common Stock. Such Shares represent 17.1% of the total outstanding shares of Common Stock.

     (b) Abbott has the sole power to vote and dispose of all 7,942,244 shares of Common Stock.

     (c) Other than the execution of the Purchase Agreement on January 30, 2001 and the purchase of 1,300,000 shares of Common Stock on March 1, 2001, Abbott has not effected any transactions in Common Stock in the past 60 days.

     (d)-(e)   Not applicable.




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


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2001


                            ABBOTT LABORATORIES


                            By:  /s/   Gary L. Flynn
                               -------------------------------------------------
                            Name:      Gary L. Flynn
                            Title:     Vice President and Controller




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